                                                                     EXHIBIT 1.8


   Confidential Materials omitted and filed separately with the Securities and
                Exchange Commission. Asterisks denote omissions.

                     AMENDED AND RESTATED LICENSE AGREEMENT
                     --------------------------------------


This is an Amended and Restated License Agreement dated as of September 3, 1999 (the "Amended Agreement") constituting an amendment and restatement of the License Agreement made as of the 24th day of November, 1995 (the "Original Agreement").

BETWEEN:

                BIOMIRA INC., a corporation having
                its principal office at Edmonton, Alberta, (hereinafter called "Biomira")

                                                              OF THE FIRST PART;

                ALTAREX CORP. (formerly AltaRex Inc.),
                a corporation having its principal
                office at Edmonton, Alberta, (hereinafter called "AltaRex")

                                                             OF THE SECOND PART;

WHEREAS Biomira has certain rights with respect to the murine working hybridoma cell bank B43.13 and the murine antibody MAb B43.13 which are the subject of this Agreement and certain experimental and clinical data related thereto;

WHEREAS AltaRex wishes to obtain from Biomira and Biomira is willing to grant to AltaRex an exclusive worldwide license for the use of such murine working hybridoma cell bank and murine antibody MAb B43.13 solely for Anti-Idiotype Applications (as defined below), as well as for the use of such experimental and clinical data for Anti-Idiotype Applications, upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS Biomira and AltaRex entered into the Original Agreement for the foregoing purposes and have determined that it is in their mutual best interests to amend and restate the Original Agreement;

NOW THEREFORE in consideration of the covenants, terms and conditions set forth in this Amended Agreement and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree that this

Amended Agreement shall supersede in its entirety the Original Agreement and that the Amended Agreement shall read as follows:

                                    ARTICLE I
                                    ---------
                                   DEFINITIONS
                                   -----------

1.1  Definitions

     In this Agreement, unless otherwise provided, the following terms shall have the following meanings:

(1) "AFFILIATE" has the meaning ascribed to that term in the Canada Business Corporations Act (Canada);

(2) "AGREEMENT" means this amended and restated license agreement, together with any further amendments to or restatements of this amended and restated license agreement;

(3) "ALTAREX INFORMATION" means all information of a confidential nature of AltaRex or any of its Affiliates including, without limiting the generality of the foregoing, all biological material, plant, animal and human laboratory and clinical data, technical information, Know-How, inventions, techniques, processes, systems, formulae, results of experimentation, designs, statistics and records;

(4) "ANTI-IDIOTYPE APPLICATIONS" means the induction of anti-idiotype and/or cellular immune response by administration of a formulation containing an antibody, antibody fragment or antibody derivative for the treatment or prevention of disease. Without limiting the generality of the foregoing, Anti-Idiotype Applications specifically includes the administration of the B43 Antibody for therapeutic or prophylactic purposes;

(5)  "B43 ANTIBODY" means the murine antibody MAb B43.13;

(6) "B43 WORKING CELL BANK" means Biomira's murine working hybridoma cell bank B43.13 of the murine hybridoma clone B43.13 such cell bank being produced at the Charles River Laboratories and used in the OVAREX(TM) program as of November 24, 1995 (the effective date of the Original Agreement);

(7) "BIOMIRA INFORMATION" means all information of a confidential nature of Biomira or any of its Affiliates including, without limiting the generality of the foregoing, all Biomira Technology, biological material, plant, animal and human, laboratory and clinical data, technical information, Know-How inventions, techniques, processes, systems, formulae, results of experimentation, designs, statistics and records;

(8) "BIOMIRA TECHNOLOGY" means all Know-How, technical expertise, information, inventions and discoveries, whether patentable or not, and all copyrights, patents, trademarks, industrial designs, and other intellectual property rights or benefits made, authored, conceived, created, compiled or developed by or for, or acquired by Biomira or any of its Affiliates;

(9) "CONFIDENTIAL INFORMATION" means any and all Biomira Information or AltaRex Information, as the case may be, and any and all information of a confidential nature relating to Biomira, AltaRex, the relationship among the parties to this Agreement and the terms and subject matter of this Agreement;

(10) "DATA" means, as of November 24, 1995 (the effective date of the Original Agreement), the experimental and clinical data and records of Biomira or Biomira Research, Inc. relating to the B43 Antibody, the B43 Working Cell Bank and the product OVAREX(TM) owned by Biomira or Biomira Research, Inc.;

(11) "EFFECTIVE DATE" means December 1, 1995;

(12) "FIRST COMMERCIAL SALE" means, on a country-by-country basis, the first commercial sale of a Licensed Product in a country, excluding sales for clinical trial purposes;

(13) "IPT" means the use of an antibody to target a photodynamic effector molecule to a cell whereby the effector molecule kills the cell;

(14) "IRT" means the use of an antibody to target a radioactive effector molecule to a cell whereby the effector molecule kills the cell;

(15) "KNOW-HOW" means, with respect to AltaRex or Biomira as the case may be, all technical information, expertise, Know-How and information including without limitation all data, results of experiments, formulae, specifications, procedures, tests, compounds, cell lines, cultures, constructs, effectors, development strains, micro-organisms, assay systems, assay protocol and assay supporting material, fermentation and purification material and techniques;

(16) "LICENSED PRODUCT" means any product (including without limitation OVAREX(TM)) based, in whole or in part, on the Technology (which defined term, for purposes of this definition, shall include the B43 Antibody and any derivative thereof);

(17) "MULTI-EPITOPIC PATENT RIGHTS" means International Application PCT/IB96/00461 and any national stage application claiming priority thereof, and any continuations, divisionals, continuations-in-part thereof, and any foreign equivalents, and any patents issuing therefrom, including any reissues thereof;

(18) "NET SALES REVENUE" means the aggregate of the gross amounts received from all sales, uses or other dispositions of Licensed Products by AltaRex or any Sublicensee after deducting (i) customary trade, cash and quantity discounts actually allowed and taken, (ii) tariffs, duties, excises, sales tax or other taxes imposed upon and paid with respect to the production, sale, delivery or use of any product (excluding income-based taxes), and
     (iii) amounts actually paid or credited to unrelated purchasers in accordance with normal commercial practice by reason of (A) rejections, defects, recalls or returns, or (B) chargebacks, refunds, rebates or retroactive price reductions, and then crediting any refund of taxes deducted (all as determined in accordance with Canadian generally accepted accounting principles applied on a consistent basis). In the event a Licensed Product is sold as part of a Combination Product (as defined below), the Net Sales

     Revenue from the Combination Product, for the purposes of determining royalty payments, shall be determined by multiplying the Net Sales Revenue of the Combination Product (as defined in the foregoing Net Sales Revenue definition), during the applicable royalty reporting period, by the fraction, A/A+B, where A is the average sale price of the Licensed Product when sold separately in finished form in the country in which the Combination Product is sold and B is the average sale price of the other pharmaceutical product(s) included in the Combination Product when sold separately in finished form in the country in which the Combination Product is sold, in each case during the applicable royalty reporting period or, if sales of both the Licensed Product and the other pharmaceutical product(s) did not occur in such period, then in the most recent royalty reporting period in which sales of both occurred. In the event that such average sale price cannot be determined for both the Licensed Product and all other pharmaceutical products(s) included in the Combination Product, Net Sales Revenue for the purposes of determining royalty payments shall be calculated by multiplying the Net Sales Revenue of the Combination Product by the fraction of C/C+D where C is the fair market value of the Licensed Product in the country in which the Combination Product is sold and D is the fair market value of all other pharmaceutical product(s) included in the Combination Product in the country in which the Combination Product is sold. In such event, AltaRex shall in good faith make a determination of the respective fair market values of the Licensed Product and all other pharmaceutical products included in the Combination Product, and shall notify Biomira of such determination and provide Biomira with data to support such determination. Biomira shall have the right to review such determination and supporting data, and to notify AltaRex if it disagrees with such determination. If Biomira does not agree with such determination, the parties shall attempt to reach agreement in good faith as to such respective fair market values.

          As used above, the term "Combination Product" means any product which comprises the Licensed Product and other distinct pharmaceutical products;

          The sale or disposition of a Licensed Product by AltaRex to or among its Sublicensees shall not be subject to royalties based upon Net Sales Revenue, unless such Sublicensee is the end user of the Licensed Product, but rather shall be calculated upon the sale or disposition of a Licensed Product by any such Sublicensee to an independent third party. If the Sublicensee is the end user of the Licensed Product and the transaction with such Sublicensee is not an "arms' length" transaction, then the "amount received" shall be the greater of (a) the actual amount received, or (b) the amount which would have been received had such sale or other disposition of the Licensed Product been to a person at arms' length with the seller.

(19) "PATENT RIGHTS" means the patent applications referred to in EXHIBIT A to this Agreement, together with all continuations, divisionals, continuations-in-part, and any foreign equivalents, and any patents issuing therefrom, including any reissues thereof, related to the Licensed Products and Technology;

(20) "PROPRIETARY RIGHTS" means the Patent Rights and all copyrights, trademarks, industrial designs and other intellectual property rights or benefits (including Know-How)

   Confidential Materials omitted and filed separately with the Securities and
                Exchange Commission. Asterisks denote omissions.

     specifically relating to Anti-Idiotype Applications of the B43 Antibody, the B43 Working Cell Bank and the Data, in each case owned or controlled by Biomira or Biomira Research, Inc., but excluding the Multi-Epitopic Patent Rights;

(21) "ROYALTY PERIOD" means the period commencing on the Effective Date of the Original Agreement and ending, on a country-by-country basis, on the latest to occur of (i) [**] years after the first January 1 following the First Commercial Sale of a Licensed Product in such country, or (ii) in consideration of the compromise of claims between the parties relating to the use of Biomira Data in the Multi-Epitopic Patent Rights application, the date of expiration of the last patent included in the Multi-Epitopic Patent Rights, if any, in such country;

(22) "SUBLICENSEE" means any person to whom AltaRex or any such person, directly or indirectly, transfers any rights or privileges granted under this Agreement, by sublicense or otherwise, to, among other things, enable such person to make, use or sell Licensed Products;

(23) "TECHNOLOGY" means collectively the B43 Antibody, the B43 Working Cell Bank, the Data and the Proprietary Rights as they relate to Anti-Idiotype Applications.

1.2  NUMBER AND GENDER

     Words importing the singular number only in this Agreement shall include the plural number and vice versa and words importing one gender only in this Agreement shall include all genders and words importing persons in this Agreement shall include individuals, partnerships, corporations and any other entities, legal or otherwise.

1.3  HEADINGS

     The headings used in this Agreement are for ease of reference only and shall not affect the meaning or the interpretation of this Agreement.

1.4  SCHEDULES

     The schedules attached to this Agreement shall form part of this Agreement.

1.5  EFFECTIVE DATE

     This Agreement shall commence as of the Effective Date.


                                   ARTICLE II
                                 GRANT OF RIGHTS
                                 ---------------

2.1  GRANT OF RIGHTS

     Subject to the terms. and conditions of this Agreement, Biomira hereby grants to AltaRex and AltaRex hereby accepts (a) in consideration of the up-front payment of $150,000 under

Section 4.1 hereof, an exclusive worldwide right and license under the Patent Rights, and (b) in consideration of the Net Sales Revenue Royalty under Section
4.2 hereof, an exclusive worldwide right and license under the Proprietary Rights, exclusive of the Patent Rights, in either case (being (a) or (b) above) to use the B43 Antibody, the B43 Working Cell Bank, and the Data to develop, commercialize, manufacture, make, use and sell Licensed Products solely for Anti-Idiotype Applications, including the right to grant sublicenses to third parties, subject to the terms and conditions of this Agreement. AltaRex, on behalf of itself and its

Affiliates, expressly agrees not to disclose or provide rights to any technology of Biomira other than the Technology (and with respect to the Technology only upon the terms set forth in this Agreement), or to make, or permit their respective employees, agents or consultants to make, any statements with respect to Biomira or any technology of Biomira other than the Technology (and with respect to the Technology only as specifically authorized in this Agreement), or other than with respect to information which is already fully in the public domain through no fault of AltaRex or its Sublicensees. AltaRex shall, and shall require each Sublicensee to, include in any sublicense agreement a provision binding upon the Sublicensee that is substantially similar to the provisions of this preceding sentence. Biomira on behalf of itself and its Affiliates, expressly agrees not to permit their respective employees, agents or consultants to make any statements with respect to AltaRex or any technology of AltaRex other than as is specifically authorized under this Agreement or other than with respect to information which is already fully in the public domain through no fault of Biomira or its Affiliates or sublicensees. AltaRex shall promptly notify Biomira in writing of any sublicense or other transfer of all or any of the rights granted by Biomira under this Agreement and shall ensure that the written commitment of each Sublicensee (as a term of the agreement with the Sublicensee) is obtained to abide by all terms and conditions of this Agreement applicable to such Sublicensee as a sublicensee, assignee or otherwise.


2.2  TERM

     The term of the grant described in Section 2.1 of this Agreement shall expire, on a country-by-country basis, on the latest to occur of (a) the expiration of the Royalty Period, or (b) the expiration date of the last of the Patent Rights included in the Proprietary Rights to expire in such country, unless the parties mutually agree in writing to renew such term. Upon expiration of the term of such grant, AltaRex shall have a worldwide, fully paid-up, exclusive right and license under the Proprietary Rights to use the B43 Antibody, the B43 Working Cell Bank and the Data to develop, commercialize, manufacture, make, use and sell Licensed Products solely for Anti-Idiotype Applications, including the right to grant sublicenses to third parties upon the terms and conditions set forth in this Agreement.

2.3  TERMINATION

(1) Any party to this Agreement shall have the right to terminate this Agreement forthwith upon forty-five (45) days' prior written notice if the other party defaults in the performance, observance or fulfillment of any of its obligations under this Agreement. The termination shall become effective at the end of the forty-five (45) day period unless the breaching party cures such breach during such forty-five (45) day period.

     Notwithstanding the foregoing, in the event that AltaRex has prior to the occurrence of such breach (i) granted to a financially sound third party a license to manufacture, market or otherwise use the Technology and Proprietary Rights and (ii) has designated such third party as the designated licensee of AltaRex (the "Designated Licensee") by written notice to Biomira setting forth, among other things, the name, address and fax number of the Designated Licensee, Biomira shall also provide written notice of default to the Designated Licensee at the address and/or fax number provided to Biomira by AltaRex, and the Designated Licensee shall have the right to cure such default within such forty-five (45) day period. At any given time, AltaRex shall only be entitled to designate one (1) Designated Licensee for purposes of this Agreement.

(2) Either party to this Agreement shall have the right to terminate this Agreement forthwith upon written notice to the other party upon the happening of any of the following events with respect to the other party:

     (i)  such party becomes bankrupt or insolvent;

     (ii) such party ceases or threatens to cease to carry on business, or takes or threatens to take any action to liquidate its assets or institutes any proceedings under bankruptcy, reorganization, receivership, insolvency or other similar laws affecting the rights of creditors generally or the making by such party of a composition or an assignment or trust mortgage for the benefit of creditors;

     (iii) the liquidation, termination of existence or dissolution of such party, or the voluntary appointment of a receiver, receiver-manager or custodian for such party or any of its property; or

     (iv) the institution against such party of any proceedings under any bankruptcy, reorganization, receivership, insolvency or other similar laws affecting the rights of creditors generally, which proceedings are not dismissed within thirty (30) days of the date of filing thereof, or any involuntary appointment of a receiver, receiver-manager or custodian for such party or any of its property if such appointment is not terminated or dismissed within thirty (30) days thereof.

     Notwithstanding the foregoing, AltaRex shall have the right during the five
(5) day period immediately following receipt of the default notice referred to in this Section 2.3(2) to assign all of its rights and obligations under this Agreement to the Designated Licensee and this Agreement shall remain in full force and effect provided that the Designated Licensee is financially sound at the time in question and agrees in writing, during such period, to be bound by the terms of this Agreement in the place and stead of AltaRex and all defaults hereunder are cured.

     2.4  PROTECTING THE TECHNOLOGY

     Biomira is not aware, as of November 24, 1995 (the effective date of the Original Agreement), that the Technology infringes the rights of any third party and agrees to use all reasonable efforts to protect the Technology during the term of this Agreement. Except as required by law or any regulatory authority, Biomira agrees not to knowingly provide, sell,

   Confidential Materials omitted and filed separately with the Securities and
                Exchange Commission. Asterisks denote omissions.


license, assign or supply the Technology for Anti-Idiotype Applications to any person or entity that is not a party to this Agreement. AltaRex shall, and shall cause each Sublicensee (by ensuring that the written commitment of the Sublicensee is obtained as a term of the agreement granting the subject rights to the Sublicensee) to, cooperate with and provide reasonable assistance to Biomira in connection with protecting the Technology and other rights granted by Biomira under this Agreement including, without limitation, in relation to infringement actions against third parties.

2.5  MULTI-EPITOPIC PATENT RIGHTS.

(1) Biomira agrees, on behalf of itself and its Affiliates, to assign to AltaRex, and hereby assigns to AltaRex, any claims of ownership it or its Affiliates may have with respect to the Multi-Epitopic Patent Rights, this being a continuing obligation that will be in effect during the term of this Agreement. Biomira agrees that neither it nor any of its Affiliates shall, directly or indirectly, challenge the rights of AltaRex to the Multi-Epitopic Patent Rights. Biomira further agrees, on behalf of itself and its Affiliates, to execute such further instruments and documentation as may reasonably be requested by AltaRex to evidence the agreements set forth in this subsection (a).

(2) AltaRex hereby grants to Biomira and its Affiliates a royalty-free, perpetual, irrevocable, non-exclusive license, with the right to sublicense, under the Multi-Epitopic Patent Rights to develop, make, use, sell, import, or otherwise commercialize (1) antigen-based vaccine products, other than an antibody, labeled for any cancer indication, (2) idiotype vaccines labeled for hematological malignancies, and (3) vaccines based upon [**] labeled for the treatment of Squamous cell carcinomas (excluding all adenocarcinomas, such as (but not limited to) lung, stomach, large and small bowel tumors, breast, ovarian, prostate and pancreatic cancers).

(3) AltaRex hereby grants to Biomira and its Affiliates a royalty-bearing, perpetual, irrevocable, non-exclusive license, with the right to sublicense, under the Multi-Epitopic Patent Rights to develop, make, use, sell, import, or otherwise commercialize products based upon [**] and labeled for the treatment of adenocarcinoma, which would otherwise infringe the Multi-Epitopic Patent Rights. The royalty rate shall be [**] % of Net Sales Revenue of any product based upon [**] for which the manufacture, use or sale would otherwise infringe the Multi-Epitopic Patent Rights. With respect to the payment of such royalties, Biomira shall be subject to the equivalent obligations as AltaRex under Sections 4.3 through 4.8 of this Agreement.

2.6  IRT/IPT APPLICATIONS

     The parties acknowledge that the use of IRT and IPT is not included within the license set forth in Section 2.1. Biomira agrees neither to use (or permit its Affiliates to use) nor to grant to any person or entity any rights or licenses to use IRT or IPT in conjunction with Anti-Idiotype Applications.

2.7  SUBLICENSE AGREEMENTS

(1) Within fifteen (15) days after AltaRex or any Sublicensee grants a sublicense to a Sublicensee, AltaRex shall provide extracts from such sublicense agreement to Biomira. Such extracts shall consist of the following provisions of the sublicense agreement: (i) the identity of the Sublicensee; (ii) the scope/field of the use of the Sublicensee under the sublicense agreement; and (iii) the provisions required to be included in the sublicense agreement pursuant to the following sections of this Agreement (and any other provisions, such as defined terms, which may be reasonably necessary to permit an understanding of such provisions):
     Section 2.1, Section 2.4, Section 2.7, Section 3.5, Section 4.3 Section 4.5, Section 4.6, Article V, Section 6.1.1, Section 6.1.2 and a termination provision similar to that set forth in Section 2.3. The provisions of the sublicense agreement referred to in subsection (iii) are referred to as the "Designated Sublicense Provisions".

(2) AltaRex agrees to ensure that the Designated Sublicense Provisions are included in each sublicense agreement with a Sublicensee (whether granted by AltaRex or a Sublicensee) and that such Designated Sublicense Provisions will not be amended (except for an amendment which in no way derogates from AltaRex's obligations under this Section 2.7) or deleted prior to the termination of the sublicense in question. AltaRex shall use commercially reasonable efforts to enforce or cause to be enforced the Designated Sublicense Provisions against Sublicensees. AltaRex shall in a timely manner keep Biomira informed as to any breaches by any Sublicensee of the Designated Sublicense Provisions. In the event that Biomira believes that a Sublicensee has breached any of the Designated Sublicense Provisions, it may, in its discretion, provide notice of such claimed breach to AltaRex and AltaRex shall, within fifteen (15) days after receipt of such notice, use commercially reasonable efforts to cause the Sublicensee to comply with the applicable Designated Sublicense Provisions and AltaRex shall take or cause to be taken such other steps as may be commercially reasonable under the circumstances, including the exercise of the termination remedies in the applicable sublicense agreement with respect to a Sublicensee which has breached any of the Designated Sublicense Provisions. In the event that AltaRex fails to enforce or cause to be enforced the Designated Sublicense Provisions against the relevant Sublicensees, despite having used commercially reasonable efforts, Biomira shall have the right to seek an injunction and/or bring an action(s) for damages and/or specific performance against such Sublicensees and, in order to enable Biomira to carry out the foregoing, AltaRex shall, as directed by Biomira, either assign or cause to be assigned to Biomira in a timely manner any and all actions or causes of action(s) relating to the claimed breach of the Designated Sublicense Provisions or permit Biomira or cause Biomira to be permitted to pursue such action(s) in the name of AltaRex or other applicable party. In no event, however, shall the foregoing be construed to permit or provide Biomira with the right to itself directly exercise the termination remedies in the applicable sublicense agreement.

(3) Biomira and AltaRex agree that the obligations of AltaRex under this Agreement in relation to sublicensing of any rights granted under this Agreement (including without limitation the obligations with respect to the Designated Sublicense Provisions and Biomira's rights under Section 2.7(2)) shall apply mutatis mutandis to any other transfer by assignment or otherwise of any rights or privileges granted by Biomira under this Agreement.


                                   ARTICLE III
                                COMMERCIALIZATION
                                -----------------

3.1  COMMERCIALIZATION

     AltaRex agrees to use its best efforts to commercialize the Technology. AltaRex may perform all or a portion of its obligations under this Section 3.1 through Sublicensees. Without limiting the generality of the foregoing, AltaRex agrees to commit to spending at least $3,000,000.00 to develop the Technology over the four year period immediately following the Effective Date of the Original Agreement (subject to any unforeseen happening preventing the commercialization of the Technology). The parties acknowledge that, as of the date of execution of the Amended Agreement, AltaRex has spent in excess of $3,000,000 on such development.

3.2  REPORTING

     AltaRex shall keep Biomira advised as to the progress in the commercialization and further development of the Technology, and the development, manufacture, use and sale, either directly or through permitted licensees or sublicensees, of any Licensed Products and shall provide a report with respect thereto to Biomira at least annually. The form and content of such report is set forth in EXHIBIT B to this Agreement.

3.3  GOVERNMENTAL AND REGULATORY APPROVAL

     In the event that AltaRex requires for purposes of obtaining governmental or regulatory approval for Licensed Products for Anti-Idiotype Applications additional data or records of Biomira in the possession of Biomira beyond those included as part of the Data, Biomira shall use all reasonable efforts to make such required additional data and records available for such purposes on a timely basis. Similarly, AltaRex shall provide similar assistance to Biomira in connection with products developed by Biomira outside of Anti-Idiotype Applications and in relation to the licenses granted to Biomira under Section 2.5

3.4  EFFECTIVE LACK OF DILIGENCE

(1) If Biomira reasonably believes that AltaRex is not meeting its diligence obligations under Section 3.1 of this Agreement, then Biomira may provide AltaRex with written notice of such deficiency. If within ninety (90) days following receipt by AltaRex of such notice, Biomira has not been provided with either (i) evidence satisfactory to Biomira acting reasonably that the specified deficiency has been rectified, or (ii) a detailed plan of action satisfactory to Biomira acting reasonably to commercialize the Technology and overcome any problems hindering such commercialization, then AltaRex shall have an additional sixty (60) days to provide a detailed plan of action (an "Action Plan") satisfactory to Biomira acting reasonably. If within such additional sixty (60) day period an Action Plan which is satisfactory to Biomira acting reasonably is not presented to Biomira by AltaRex, then Biomira shall have the rights set forth in Section 3.4 (b) upon further written notice (the "Arbitration Notice") to AltaRex. If the Action Plan is satisfactory to Biomira acting reasonably, then AltaRex shall use its reasonable efforts, based on reasonable business consideration, to implement such Action Plan. At any time after the expiry of one hundred eighty (180) days following the acceptance of the Action Plan, Biomira may serve notice to AltaRex that in the reasonable judgment of Biomira, actions stipulated in such Action Plan have not been implemented. If within sixty
     (60) days following such notice Biomira has not been reasonably satisfied that AltaRex has taken actions called for in the Action Plan, Biomira shall have the rights set forth in Section 3.4 (b) upon providing a further written notice (the "Arbitration Notice") to AltaRex.

(2) Within fourteen (14) days after Biomira serves on AltaRex the Arbitration Notice, AltaRex shall choose an arbitrator who together with the arbitrator chosen by Biomira and named by Biomira in the Arbitration Notice will choose a third arbitrator within seven (7) days of the appointment by AltaRex of its arbitrator. The three arbitrators so appointed shall constitute a panel which shall receive all relevant information from both parties concerning AltaRex's compliance with its obligations of diligence to commercialize under Section 3.1 and shall make a decision as to whether or not AltaRex has fulfilled those obligations. The decision of the arbitrators shall be made within sixty (60) days of appointment of the third arbitrator and the decision of the arbitrators shall be final and binding on both parties. If the decision of the arbitrators is that AltaRex has not acted reasonably to commercialize the Technology as required under
     Section 3.1, then Biomira shall have the right to serve AltaRex with a notice which shall have the effect that the grant of rights under this Agreement (including without limitation Section 2.1 hereof) will cease to be exclusive. Biomira shall then have the right to grant one or more licenses on nonexclusive terms to other parties for such rights.

(3) Copies of all notices provided by Biomira to AltaRex under this Section 3.4 shall be forwarded at the same time to the Designated Licensee, if any. The implementation by such Designated Licensee of the Action Plan shall constitute performance by AltaRex of its obligations under Section 3.1

3.5  COMPLIANCE WITH LAWS

     AltaRex, on behalf of itself and its Affiliates, agrees to comply in all material respects with any and all applicable local, state, provincial, national, federal and/or international laws and regulations pertaining to the development, testing, manufacture, promotion, sale and disposition of Licensed Products and to mark all Licensed Products or their packaging with all applicable patent numbers and similarly to indicate "patent pending" status and to make such other markings as are necessary to preserve the Patent Rights. AltaRex shall obtain the agreement of each Sublicensee to comply with the provisions of this Section 3.5.

   Confidential Materials omitted and filed separately with the Securities and
                Exchange Commission. Asterisks denote omissions.


                                   ARTICLE IV
                                     ROYALTY
                                     -------

4.1   UP-FRONT FEE

      AltaRex shall pay to Biomira on December 1, 1995 for the rights granted under this Agreement and the delivery by Biomira to AltaRex of fifty vials of the B43 Working Cell Bank an up-front payment of $150,000.00, which payment is non-refundable and may not be credited against any other payments.

4.2   NET SALES REVENUE ROYALTY

4.2.1 AltaRex shall pay to Biomira in the manner provided in this Agreement, during the Royalty Period, a royalty equal to [**]% of the Net Sales Revenue.

4.2.2 In circumstances where AltaRex or any Sublicensee grants or otherwise transfers to a Sublicensee any rights to the Technology or a particular aspect thereof or grants a license to a Sublicensee to manufacture, market or otherwise use the Technology or a particular aspect thereof or any other rights granted by Biomira under this Agreement, AltaRex shall continue to be obligated to pay to Biomira or cause to be paid to Biomira the royalties referred to in section 4.2.1 of this Agreement.

4.3   REPORTS

      Within sixty (60) days of June 30 and December 31 in each calendar year following the First Commercial Sale of Licensed Products, AltaRex shall provide to Biomira a written report, certified by a senior officer of AltaRex, showing in reasonable detail and in such form as Biomira may reasonably request:

4.3.1 the Net Sales Revenue (including Net Sales Revenue by Sublicensees) during the preceding six-month period;

4.3.2 the basis for the calculation of all royalties and other amounts payable by AltaRex to Biomira pursuant to this Agreement; and

4.3.3 such other reasonable information with respect to the foregoing as Biomira may request.

4.4   REMITTANCE

      With each report referred to in Section 4.3 of this Agreement, AltaRex shall remit to Biomira the total amount of royalties then due to Biomira under this Agreement. All payments under this Agreement shall be made in lawful funds of Canada at the address provided for Biomira in Section 7.7 of this Agreement, or at such other place as Biomira may reasonably request in writing. AltaRex shall pay interest on any overdue royalty or other payment to be made pursuant to this Agreement at the variable annual rate of interest announced and adjusted from time to time by the Canadian Imperial Bank of Commerce ("CIBC") as its reference rate then in effect for determining interest rates on commercial loans in Canadian dollars made by the CIBC in Canada ("CIBC Prime") commencing on the date that such payment is due up to the date that such payment is paid in full. For the purposes of computing amounts due to Biomira where AltaRex receives payment in a currency other than Canadian dollars, the amount so received shall be converted to Canadian dollars at the conversion rate published on the date of receipt of the payment in The Globe & Mail newspaper.

4.5   RECORDS

      AltaRex shall maintain adequate and complete records (and shall require its Sublicensees to maintain such records) showing:

4.5.1 the Net Sales Revenue received by AltaRex or any Sublicensees; and

4.5.2 the basis for the calculation of all royalties and other amounts payable by AltaRex to Biomira pursuant to this Agreement.

AltaRex shall retain such records (and shall require each Sublicensee to retain such records) for a period of five (5) years from the date of their making.

4.6   AUDIT INSPECTION

(1)   AltaRex and its Affiliates shall make available the records referred to in
      Section 4.5 for the prior five (5) year period on reasonable notice during AltaRex's normal business hours for inspection by a national firm of chartered accountants or certified public accountants on behalf of Biomira PROVIDED HOWEVER no one will be allowed to inspect any records of AltaRex and its Affiliates without having first signed a confidentiality agreement provided by AltaRex which shall contain only terms which are consistent with industry standards in similar circumstances and which will not restrict the accountants in question from pursuing the inspection rights hereunder and reporting to Biomira. Any such inspection shall be made at the expense of Biomira unless it is determined that Biomira was entitled to receive a sum which varied greater than ten (10%) percent from the amount reported by AltaRex as due and payable to Biomira for the period covered by the inspection, in which case AltaRex shall pay the reasonable costs of such inspection and interest, as provided in Section 4.4. AltaRex and its Affiliates shall cooperate fully with the chartered accountants or certified public accountants conducting the inspection provided for in this Section 4.6.

(2) In the event that AltaRex conducts an audit of the records and books of account of a Sublicensee, the audit report shall be provided to Biomira by the chartered accountant or certified public accountant at the same time that such report is provided to AltaRex. In addition, in the event that Biomira believes that it would be appropriate to conduct an audit of the records and books of account of a Sublicensee (other than an Affiliate of AltaRex), Biomira shall notify AltaRex and AltaRex shall promptly use commercially reasonable efforts to cause such audit to be conducted, with the audit report to be provided simultaneously to AltaRex and Biomira. AltaRex shall obtain the written agreement of each Sublicensee to permit the conduct of such audits and the provision of the audit report to Biomira. Biomira agrees to treat each such audit report as Confidential Information of AltaRex.

4.7   OVERPAYMENT BY ALTAREX

      If the amount of royalties payable by AltaRex as indicated by the inspection described in Section 4.6 of this Agreement is less than the amount which has been paid by AltaRex to Biomira in respect of a particular period, Biomira shall refund to AltaRex the amount of the difference, together with interest at a rate per annum equal to CIBC Prime on such amount commencing on the date upon which such amount was due under this Agreement up to the date upon which such amount is paid in full, within 10 days after receipt of the results of such inspection.

4.8   UNDERPAYMENT BY ALTAREX

      If the amount of royalties payable by AltaRex as indicated by inspection described in Section 4.6 of this Agreement is greater than the amount which has been paid by AltaRex to Biomira in respect of a particular period, AltaRex shall pay to Biomira the amount of the difference, plus interest at a rate per annum equal to CIBC Prime on such amount commencing on the date upon which such amount was due under this Agreement up to the date upon which such amount is paid in full, within ten (10) days after receipt of the results of such inspection.

                                    ARTICLE V
                                 CONFIDENTIALITY
                                 ---------------

5.1   CONFIDENTIALITY

5.1.1 Subject to Section 5.2 of this Agreement, all Confidential Information shall be held in strict confidence by each of the parties to this Agreement and each party to this Agreement shall employ or cause to be employed diligent efforts and reasonable care in order to ensure that such Confidential Information is not made available to any third party excepting only as required under this Agreement, or to the directors, officers, employees and consultants of such party to this Agreement whose duties require disclosure of the same and then (in any such case) only if the parties to whom such Confidential Information is being disclosed have given to each of the parties to this Agreement an enforceable undertaking (in form acceptable to Biomira and AltaRex, acting reasonably) not to disclose such Confidential Information to any other party, PROVIDED THAT AltaRex may disclose Confidential Information -------- ---- to a Sublicensee so long as such Sublicensee has agreed to treat the Confidential Information in the manner provided in this Article V.

5.1.2 Subject to Section 5.1.3 of this Agreement, Confidential Information which is obtained by any party to this Agreement from a third party without obligation of confidence (provided, however, that such third party has no obligation of confidence to one of the parties hereto) or which becomes public knowledge otherwise than through the fault of a party to this Agreement or any of such party's directors, officers, agents, consultants, servants or employees, shall be deemed to be in the public domain and accordingly Section 5.1.1 of this Agreement shall not apply to such portion of the Confidential Information which has been so obtained or which has become public knowledge.

5.1.3 Confidential Information which is specific shall not be deemed to be within the public domain merely because it is embraced by general knowledge in the public domain.

      Further, any Confidential Information dealing with any combination of features of a specific matter shall not be deemed to be within the public domain, unless the combination of features and the principle of operation are in the public domain.

5.1.4 Each party to this Agreement shall, upon the termination of this Agreement, return all corporeal Confidential Information to the owner of such Confidential Information with a written undertaking that no copies, duplicates or progeny have been retained.

5.1.5 Each of the parties of this Agreement acknowledges that the other parties to this Agreement would suffer irreparable harm as a result of the breach of any of the non-disclosure and confidentiality obligations set forth in this Article 5 and that legal remedies are inadequate; therefore, each of the parties to this Agreement agrees that, in addition to any damages and other remedies that the other parties to this Agreement may be entitled to as a result of such a breach, the other parties to this Agreement shall be entitled to an order from a court of competent jurisdiction restraining such party from breaching or continuing to breach any of the provisions of this Article 5.

5.1.6 The covenants of the parties under this Article 5 shall continue in full force and effective notwithstanding the termination of this Agreement by effluxion of time or otherwise.

5.1.7 In the event either party is required by law or any governmental or regulatory authority having jurisdiction to disclose any information that party has the right to do so subject to such party hereto using its best efforts to take all reasonably available means to keep details of this Agreement and its terms and the Confidential Information of the other party confidential.

5.1.8 Nothing in this Agreement shall prevent AltaRex through its officers, employees or agents from presenting or publishing such information related to the Technology as is necessary for the commercialization of Licensed Products, including, but not limited to, the use of the Technology in patent applications and patents, communications with regulatory authorities, scientific publications and presentations and marketing materials; PROVIDED THAT AltaRex shall ensure that in doing so, no Biomira Confidential Information other than Biomira Confidential Information relating to the Technology will be disclosed without Biomira's prior written consent which may be unreasonably withheld.


                                   ARTICLE VI
                         DISCLAIMER AND INDEMNIFICATION
                         ------------------------------

6.1   "AS IS" BASIS

6.1.1 AltaRex has agreed to acquire the rights granted under this Agreement, and all of the data and other materials acquired hereunder on an "as is" basis. AltaRex shall, and shall require each Sublicensee to, include a provision in each agreement with a Sublicensee acknowledging the prior sentence. Accordingly, AltaRex shall accept the entire responsibility related to or arising out of the use by AltaRex or any Sublicensee of the Technology or the development, manufacture, use or sale of any product based on the

      Technology. Except as set forth in Section 2.3, Biomira makes no warranties, whether expressed or implied, as to any matter whatsoever to AltaRex or any third parties with respect to the Technology, any Licensed Product or any aspect thereof, including without limitation, as to the validity of any right granted by Biomira under this Agreement or that any such right or Licensed Product will be free from infringement of the rights of third parties. If AltaRex or any Sublicensee receives written notice that any Licensed Product or right granted under this Agreement constitutes an infringement of the rights of a third party, AltaRex shall, if it or any Sublicensee intends to continue to develop, manufacture, use or sell such Licensed Product, within fifteen (15) days after receipt of such notice, provide to Biomira a means reasonably satisfactory to Biomira, whereby Biomira shall be fully protected from damages, actions, claims, costs and expenses which may arise as a result of the decision of AltaRex or any Sublicensee to continue to develop, manufacture, use or sell the Licensed Product or to use such right. If, after complying with the preceding sentence, AltaRex or any Sublicensee continues to develop, manufacture, use or sell the Licensed Product or use such right, AltaRex or such Sublicensee does so at its own risk and AltaRex will and does hereby indemnify Biomira for any damages, actions, claims, costs and expenses incurred by Biomira, except as provided in Section 2.3, which may arise as a result of AltaRex, its Affiliates or Sublicensees continuing to develop, manufacture, use or sell the Licensed Product or use such right.

6.1.2 AltaRex, on behalf of itself and its Affiliates, acknowledges that the Technology is the property of Biomira and that Biomira has made no representations or warranties to AltaRex in connection with the Technology under this Agreement and AltaRex hereby agrees that it will not make any claim or demand against Biomira or any of its officers, directors, employees, agents or consultants for any loss, cost, damage or expense, whether direct or indirect or consequential, suffered or sustained by AltaRex or any person claiming through AltaRex, which is based upon, arises out of or is connected with the Technology and AltaRex hereby waives as against Biomira, its officers, directors, employees, agents and consultants all such claims and demands. In any agreement with a Sublicensee, AltaRex shall secure or cause to be secured a similar covenant from such Sublicensee.

6.2   INDEMNIFICATION BY ALTAREX

      AltaRex agrees to indemnify and save harmless Biomira, its officers, directors, employees, agents and consultants:

6.2.1 from and against any and all actions, causes of action, claims, demands, awards and proceedings of every nature and kind whatsoever and by whosoever made, brought or prosecuted; and

6.2.2 from and against any and all loss, damage, cost or expense suffered or incurred by Biomira, its officers, directors, employees, agents or consultants,

which are based upon, arise out of or are connected with the acts of AltaRex, its employees, agents, consultants and contractors and the Affiliates of AltaRex and the Sublicensees under this Agreement or in connection with their development, manufacture, sale or other use of the

Technology or any product based on the Technology or the rights granted by Biomira under this Agreement.

6.3   INDEMNIFICATION BY BIOMIRA

      Biomira agrees to indemnify and save harmless AltaRex, its officers, directors, employees, agents and consultants from and against any and all actions, causes of action, claims, demands, awards and proceedings of every nature and kind whatsoever and by whosoever made, brought or prosecuted, and from and against any and all loss, damage, cost or expense suffered or incurred by AltaRex, its officers, directors, employees, agents or consultants, which are based upon, arise out of or are connected with the acts of Biomira, its employees, agents, consultants, contractors and Affiliates in connection with their development, manufacture, sale or other use of (a) the Multi-Epitopic Patent Rights, or (b) any products based on the Multi-Epitopic Patent Rights.

6.4   INSURANCE

      AltaRex shall procure and maintain product liability insurance providing such coverage as is customarily obtained by similarly-sized biopharmaceutical companies in the United States having products in the same stage of development or commercialization as AltaRex.

                                   ARTICLE VII
                            MISCELLANEOUS PROVISIONS
                            ------------------------

7.1   TIME OF THE ESSENCE

      Time  shall be of the essence of this Agreement.


7.2   FURTHER ACTS

      Each of the parties to this Agreement shall at the request of any other party, execute and deliver any further documents and do all acts and things as that party may reasonably require in order to carry out the true intent and meaning of this Agreement.

7.3   NO PARTNERSHIP

      Nothing in this Agreement or in the relationship of the parties hereto shall be construed as in any sense creating an agency, joint venture, employer and employee or partnership relationship among the parties or as giving to any party any of the rights or subjecting any party to any of the creditors of the other parties.

7.4   PARTIES OF INTEREST

      This Agreement shall enure to the benefit of and be binding upon the parties hereto, their permitted assigns and their personal representatives, administrators, heirs and successors.

7.5   GOVERNING LAW AND ATTORNMENT

      This Agreement shall be governed by the laws of the Province of Alberta (including for greater certainty, the laws of Canada applicable in the Province of Alberta) and the parties hereto agree to irrevocably attorn to the non-exclusive jurisdiction of the courts of Alberta.

7.6   ENTIRE AGREEMENT

      This Agreement constitutes the entire agreement between the parties to this Agreement with respect to the subject matter of this Agreement and supersedes all prior negotiations, proposals and agreements, whether oral or written, with respect to the subject matter of this Agreement.

7.7   NOTICES

      Any notice required to be given under the terms hereof shall be given by any party hereto by delivering such notice to the party to which it is to be given at the address below or at such other existing municipal address as any party may provide in written to the other parties in lieu thereof in accordance with this Section 7.7 or by sending such notice by means of recorded telecommunications to the party to which it is to be given at the fax number below or at such other fax number as any party may provide in writing to the other parties in lieu thereof in accordance with this Section 7.7:

      In the case of Biomira:      Biomira Inc.
                                   2011 - 94 Street
                                   Edmonton, Alberta T6N 1H1
                                   Attention: President
                                   Fax No.: (780) 450-4772

      With a copy to:              Fraser Milner
                                   #2900, 10180 - 101 Street
                                   Edmonton, Alberta T5J 3V5
                                   Attention: Michael D. Obert
                                   Fax No.: (780) 423-7276

      In the case of AltaRex:      AltaRex Corp.
                                   303 Wyman Street
                                   Waltham, MA  02451
                                   Attention: Richard E. Bagley
                                   Fax No.: (781) 466-8740

      With a copy to:              Hale and Dorr LLP
                                   60 State Street
                                   Boston, MA  02109
                                   Attention: Steven D. Singer, Esq.
                                   Fax No.: (617) 526-5000

      Any such notice shall be deemed to have been received by a party hereto immediately upon delivery to, in the case of an individual, such party at its address in such notice and, in the case of a corporation, upon delivery to any director or officer of such party at its address in such notice or on the first business day in the place where the recorded telecommunication is to be received following the day of sending.

7.8   CANADIAN DOLLARS

      Any reference in this Agreement to dollars shall be to Canadian dollars.

7.9   BUSINESS DAY

      Any obligations required to be performed by a party under this Agreement on a day, other than a day upon which the Canadian chartered banks are open for business in Edmonton, Alberta, shall be properly discharged if performed by such party on the next following day upon which such banks are open for business in Edmonton, Alberta.

7.10  WAIVER

      Failure by any party hereto to insist in any one or more instances upon the strict performance of any one of the covenants contained herein shall not be construed as a waiver or relinquishment of such covenant. No waiver by any party hereto of any such covenant shall be deemed to have been made unless expressed in writing and signed by the waiving party.

7.11  SEVERABILITY AND RENEGOTIATION

      The unlawfulness or invalidity or unenforceability of any provision in this Agreement or of any covenant herein contained on the part of any party shall not affect the validity or enforceability of any other provision or covenant hereof or herein contained and the parties hereby undertake to renegotiate in good faith, with a view to concluding arrangements as nearly as possible the same as those herein contained.

7.12  AMENDMENTS

      No term or provision hereof may be amended except by an instrument in writing signed by all of the parties to this Agreement.

7.13  ASSIGNMENT

      Biomira acknowledges herein that AltaRex in developing Licensed Products, may need to enter into arrangements with third parties pursuant to which certain of the rights of AltaRex under this Agreement will be sublicensed or assigned and AltaRex shall be entitled to make such sublicenses and assignments without Biomira's consent or approval, subject to complying fully with the terms and conditions of this Agreement with respect thereto. Notwithstanding any assignment by AltaRex of its rights under this Agreement, AltaRex shall continue to remain liable for all of its obligations under this Agreement in the event that the assignee fails to perform such obligations in the manner required pursuant to this Agreement.

   Confidential Materials omitted and filed separately with the Securities and
                Exchange Commission. Asterisks denote omissions.

7.14  TAXES

      In the event that a party obligated to make a payment under this Agreement ceases to be a Canadian resident and as a result there is a withholding or other deduction required to be made with respect to such payment, then such party shall be responsible for any such withholding or other deduction and no reduction shall be made in the amount of such payment.

7.15  COUNTERPARTS

      This Agreement may be executed in several counterparts, each of which when so executed shall be deemed to be an original and shall have the same force and effect as an original but such counterparts together shall constitute but one and the same instrument.

7.16  SURVIVAL

      Notwithstanding any termination of this Agreement, the following provisions shall survive such termination and shall remain in full force and effect: Section 2.5, Article IV, Article V, Article VI and Article VII.

7.17  STEP-DOWN

      If for any reason the definition of "Royalty Period" set forth in Section 1.1(21) is held unenforceable by a court of competent jurisdiction in an unappealled or unappealable decision, then such Royalty Period shall become the period commencing on the January 1 following the First Commercial Sale of a Licensed Product in such country and ending [**] years later.

                                  ARTICLE VIII
                                    EXECUTION
                                    ---------

8.1   EXECUTION

      This Amended Agreement has been executed by Biomira and AltaRex as of the 3rd day of September, 1999.

                                      BIOMIRA INC.


                                      Per:  /s/ Edward A. Taylor
                                          --------------------------------------
                                               Edward A. Taylor
                                               V.P. Finance & Admin. & CFO


                                      ALTAREX CORP.


                                      Per: :  /s/ Richard E. Bagley
                                            ------------------------------------

                                    EXHIBIT A

                               PROPRIETARY RIGHTS

1. Selective Alteration of Antibody Immunogenicity (copy of filing receipt attached)

2. Photoactivation of Proteins for Conjugation Purposes (copy of filing receipt attached)

                                    EXHIBIT B


     The form of written report to be provided by AltaRex pursuant to Section
3.2 of the License Agreement is intended to provide a description of the activities of AltaRex and Sublicensees during the period covered by the report related to the Technology in sufficient detail to enable a reasonable understanding of the applicable matters. Each report shall, to the extent applicable, include the following:

1.   description of the research, development and clinical progress and plans;

2.   status of applications for regulatory approvals;

3.   status of manufacturing, sublicensing and marketing activities;

4. description of the projected activities to be undertaken during the next reporting period and a comparison of the actual activities versus the previously projected activities for the prior reporting period;

5. list and status of patent applications included in the Multi-Epitopic Patent Rights;

6. financial information from publicly available sources (e.g. reports filed with Canadian and U.S. securities regulators); and

7. such other information pertinent to the development and commercialization of the Technology as the Parties may agree upon from time to time or which would be necessary for a reasonable third party to achieve an understanding under the circumstances of the activities of AltaRex and Sublicensees relating to the Technology.

     The Parties agree that the Chief Executive Officers of AltaRex and Biomira shall engage in an annual dialogue concerning the form and content of the reports provided pursuant to Section 3.2 of the Agreement.